Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Eric S. Purple
(202) 507-5154
epurple@stradley.com

June 28, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:     Mr. John Grzeskiewicz

Re:	Morningstar Funds Trust
File Nos. 333-216479; 811-23235

Dear Mr. Grzeskiewicz:

On behalf of Morningstar Funds Trust (the "Registrant" or the "Trust"), below you will find the Registrant's responses to the comments conveyed by Mr. Ken Ellington on May 9, 2018 and you on June 6, 2018, with regard to pre-effective amendment No. 1 to the Registrant's registration statement on Form N-1A (the "Registration Statement"), which was filed with the U.S. Securities and Exchange Commission ("SEC") on April 23, 2018.
For your convenience, each of your comments on the Registration Statement is repeated below, followed by the Registrant's response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. The new disclosures have been incorporated into pre-effective amendment no. 2 to the Registration Statement (the "Amendment").
Accounting comments
1.
Comment:  Please include the Registrant's initial audited financial statements (i.e., seed financials), along with the consent and opinion of the Registrant's independent registered public accounting firm, as required by §14(a)(1) of the 1940 Act.

U.S. Securities and Exchange Commission
Mr. Grzeskiewicz
June 28, 2018

Response: The Amendment will include the items referenced in the staff's comment.

2.
Comment:  Please confirm whether the Morningstar Total Return Bond Fund and the Morningstar Defensive Bond Fund intend to invest in CLO equities and, if so, whether they will treat such investments in conformity with the "effective yield method" set forth in ASC 325-40, "Beneficial Interests in Securities Financial Assets."

Response:  To the extent that the Morningstar Total Return Bond Fund or the Morningstar Defensive Bond Fund invests in CLO equities, it will treat such investments in conformity with the "effective yield method" set forth in the ASC 325-40.

3.	Comment: Please confirm whether the Morningstar Alternatives Fund intends to use short sales and, if so, please include an estimate of dividend and interest expenses in the fee table.

Response: The Fund has included an estimate of dividend and interest expenses in the fee table.

4.
Comment:  For all Funds, please disclose in a footnote to each fee table that the adviser may recoup waived fees and expenses for a three-year period and state that recoupment is limited to a three-year period from the date of the waiver or reimbursement.

Response: The disclosure had been revised as requested.

5.
Comment:  For all Funds, please disclose that recoupment of fee waivers and reimbursements is limited to the lesser of: (1) the applicable expense cap at the time of waiver; or (2) the applicable expense cap at the time of recapture.

Response: The disclosure has been revised as requested.

General Comments

6.
Comment: Please consider including disclosure related to any potential conflict of interest that may arise as a result of Morningstar Investment Management ("MIM") acting as investment adviser to the Funds while an affiliate of Morningstar Inc. provides manager research services.  Please also consider disclosing how such conflicts of interest will be addressed.

Response: The Registrant does not believe that a conflict of interest is present as a result of MIM acting as investment adviser to the Funds while an affiliate of Morningstar Inc., Morningstar Research Services LLC ("MRS"), provides manager research services. MIM and MRS have always maintained, and will

U.S. Securities and Exchange Commission
Mr. Grzeskiewicz
June 28, 2018

continue to maintain, a separation between the MRS manager research analysts and the investment professionals in MIM. Manager research analysts will continue to conduct their research independently, subject to extensive review and oversight procedures, including ratings committees. MRS will continue to ensure that its analysts and research leaders drive all methodology decisions, maintaining a strict separation between analysts, including any employee who produces editorial content, and the Morningstar sales and investment management teams.

The Funds will not receive a Morningstar Analyst Rating, which is a qualitative rating that MRS analysts assign based on their assessment of five pillars (process, people, parent, performance, and price). The Funds also will not receive a Morningstar Quantitative Rating, which is a forward-looking, algorithmically-assigned rating that is analogous to the rating a Morningstar analyst might assign to a fund if an analyst covered that fund. This is consistent with current MRS policies which require that manager research analysts do not provide qualitative, analyst-driven ratings or opinions and MRS does not provide Quantitative Ratings for:

	•	Investable products that track indexes created by affiliates of Morningstar;
	•	Investable products where Morningstar performs services including, but not limited to, asset allocation, portfolio construction, or security selection of the investable product;
	•	Model portfolios where Morningstar serves as a strategist; or
•
Suites of investable products, such as 529 college savings plans or target-date fund series, where one or more of the underlying investments tracks a Morningstar index or Morningstar performs services including, but not limited to, asset allocation, portfolio construction, or security selection.

The Funds will be eligible for the Morningstar Rating for Funds (the "star rating"), a quantitative measure that is assigned by a computer and is based on a fund's trailing risk-adjusted returns versus category peers. To receive a star rating, a fund must have at least a three-year track record, so the Funds will not receive a star rating until 2021 at the earliest (assuming they commence investment operations in 2018).

In light of the staff's comment, the Amendment has been revised to include disclosure regarding the foregoing.

7.
Comment: The staff reiterates its prior request that the Registrant confirm that, to the extent that derivatives will be counted towards compliance with a Fund's "80% policy" in accordance with Rule 35d-1 under the Investment Company Act of 1940 (the "1940 Act"), such investments will be counted based on their mark-to-market value and not their notional value.

U.S. Securities and Exchange Commission
Mr. Grzeskiewicz
June 28, 2018

Response: Although the Registrant does not necessarily agree with the Staff's position, the Registrant confirms that derivatives will be valued on a mark-to-market basis for purposes of complying with a Fund's "80% policy."  Notwithstanding taking this position, however, the Registrant and the Funds respectfully submit that it is not clear that the staff's position is required as a matter of law, and consequently the Registrant and the Funds each preserve and maintain their right to assert their contrary views in the future.

*   *   *   *   *
Please do not hesitate to contact me at (202) 507-5154 or Nicole Simon at (212) 812-4137 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Eric S. Purple
Eric S. Purple

cc:	Mr. Pat Maloney
Mr. Scott Schilling
Mr. Allen Bliss